VALLEY NATIONAL GASES INCORPORATED
September 14, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Mailstop 70-10
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Errol Sanderson
Re:	Request for Withdrawal of Registration Statement on Form S-2, File Number 333-124877 (the “Registration Statement”)
Dear Mr. Sanderson:
     Valley National Gases Incorporated (the “Company”) hereby makes application to withdraw the Registration Statement relating to its common stock, par value $0.001 per share (the “Common Stock”), pursuant to Rule 477 under the Securities Act of 1933, as amended. This application for withdrawal is made on the grounds that the Company has determined it is no longer in its best interests to proceed with a public offering pursuant to the above-reference Registration Statement at this time. The Company represents that no securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.
     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Although the Company has no current plans to do so, the Company reserves the right to undertake subsequent private financings under Rule 155(c). Should you have any questions regarding this matter, please contact our attorney, Scott Santagata, at (949) 932-3699.

Very truly yours,
Valley	National Gases Incorporated
By:	/s/ William A. Indelicato

William A. Indelicato Chief Executive Officer
cc:	Ali Teimoori, American Stock Exchange
Thomas Martin, Esq., Dorsey & Whitney LLP
Scott Santagata, Esq., Dorsey & Whitney LLP
Mark A. Scudder, Esq., Scudder Law Firm, P.C.
Heidi Hornung-Scherr, Esq., Scudder Law Firm, P.C.